
06016419

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

Katrin Zamfirescu
Legal Documentation

Phone: + 49 6196 9990 2109
Fax: + 49 6196 9990 1339
Katrin.zamfirescu@depfa.com

Date: 23. August 2006

U.S. Securities and Exchange Comission
Division of Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.

Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

RE: DEPFA Deutsche Pfandbriefbank AG / SEC File No. 82-04822
Rule 12g3-2(b) Submission

SUPPL

Dear Sirs or Madam,

This letter supplements our prior correspondence with respect to DEPFA Deutsche Pfandbriefbank AG, a specialized mortgage bank organized and existing under the laws of the Federal Republic of Germany (the "Issuer").

Pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended from time to time (the "Act"), please find enclosed a copy of the following document:

Excerpt of the German commercial registration in acc. with sec. 81 AktG indicating the following changes: As of 30th of June 2006 Mr. Reinhard Grzesik retired as a Member of the Management Board. As of 1st July 2006 Dr. Matthias Achilles has been appointed as a Member of the Management Board.

The Issuer is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Issuer is subject to the Act.

Very truly yours,

Katrin Zamfirescu

Katrin Zamfirescu

Dew 8/30

Enc.

DEPFA Deutsche Pfandbriefbank AG
Ludwig-Erhard-Straße 14
65760 Eschborn, Germany
Phone +49 6196 9990-0
Fax +49 6196 9990-1331
www.depfa-pfandbriefbank.com

Sitz der Gesellschaft: Frankfurt
Handelsregister: Amtsgericht
Frankfurt HRB 55655
VAT Nr. DE 113821246

Aufsichtsratsvorsitzender:
Dr. Thomas M. Kolbeck
Vorstand: Hans R. Keller,
Dr. Matthias Achilles

Handelsregister B des Amtsgerichts Frankfurt am Main	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 14.8.2006 7:53	Nummer der Firma: **HRB 55655**
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1. **Anzahl der bisherigen Eintragungen:**

14

2. **a) Firma:**

DEPFA Deutsche Pfandbriefbank AG

b) Sitz, Niederlassung, Zweigniederlassungen:

Frankfurt am Main

c) Gegenstand des Unternehmens:

der Betrieb einer Pfandbriefbank.

Die Gesellschaft ist berechtigt, alle Bankgeschäfte mit Ausnahme des Investmentgeschäfts und des Geldkartengeschäfts zu betreiben.

3. **Grund- oder Stammkapital:**

108.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

Die Gesellschaft hat mindestens zwei Vorstandsmitglieder.
Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:

Vorstand: Dr. Achilles, Matthias, Frankfurt am Main, *21.11.1964
Vorstand: Keller, Hans Rudolf, Kingston, Großbritannien, *30.09.1942

5. **Prokura:**

Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
Bargmann, Birte-Annett, Hofheim am Taunus, *23.06.1958
Bauer, Claudia, Bad Homburg, *05.04.1968
Bayer, Tammo, Wiesbaden, *01.05.1944
Buchholz, Rolf, Grafrath
Dickertmann, Martin, Hofheim am Taunus, *09.09.1971
Garte, Gabriele, Nidderau, *16.11.1965
Grieb, Roger, Bad Soden, *29.01.1963
Heinzelmann, Gerhard, Friedrichsdorf
Herlan, Sabine, Sulzbach, *03.07.1968
Horn-Anderson, Martina, Bad Homburg v.d.H., *27.10.1965
Krick, Stefan, St. Goar
Metzger, Hubert, Wiesbaden, *07.07.1955
Moritz, Birgit, Rödermark, *21.08.1964
Peiser, Costantino, Bad Homburg v.d. Höhe, *02.05.1966
Petersen, Thorsten, Frankfurt am Main, *02.04.1965
Reuhl, Michael, Frankfurt am Main, *26.04.1971

Richter, Mike, Frankfurt am Main, *08.12.1967
Rüdel, Heribert, Mainz
Schlösser, Helmut, Ingelheim, *15.02.1955
Schmitt, Marita, Wiesbaden
Schörnig, Bettina, Dreieich, *31.05.1971
Welpot, Hans-Dieter, Taunusstein

6. a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:

Aktiengesellschaft

Satzung vom 17.11.1989
Zuletzt geändert durch Beschluss vom 23.03.2006

b) Sonstige Rechtsverhältnisse:

Die Gesellschaft ist nach § 385 a Aktiengesetz durch Umwandlung der Körperschaft des öffentlichen Rechts “Deutsche Pfandbriefanstalt“ entstanden.

Der Vorstand ist ermächtigt, in der Zeit bis zum 18.06.2007 mit Zustimmung des Aufsichtsrats das Grundkapital der Gesellschaft durch Ausgabe auf den Inhaber lautender neuer Stückaktien gegen Bareinlage einmalig oder mehrmals, jedoch insgesamt höchstens um 54 Millionen zu erhöhen (genehmigtes Kapital).

Mit der DEPFA BANK plc mit Sitz in Dublin (Handelsregister Dublin, Irland, Registernummer 348819) als herrschendem Unternehmen ist am 19.07.2005 ein Beherrschungsvertrag abgeschlossen. Ihm hat die Hauptversammlung vom 06.06.2005 und die Hauptversammlung der herrschenden Gesellschaft am 22.07.2005 zugestimmt.

Die Hauptversammlung vom 12.05.2004 hat die Übertragung der Aktien der übrigen Aktionäre auf den Hauptaktionär, nämlich die DEPFA BANK plc mit Sitz in Dublin / Irland gegen Barabfindung beschlossen.

7. a) Tag der letzten Eintragung:

11.08.2006

Frankfurt am Main, 14.08.2006
Der Ausdruck bezeugt den Inhalt des Handelsregisters
Milia, Justizfachangestellte
Urkundsbeamter der Geschäftsstelle


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